1(212) 318-6275

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January 11, 2012	75302.00007

VIA EDGAR

Brion R. Thompson, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Helios Total Return Fund, Inc.
File Nos.: 333-178129 and 811-05820

Dear Mr. Thompson:

This letter responds to the comment communicated to the undersigned telephonically on January 11, 2012, with respect to the Pre-effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) of Helios Total Return Fund, Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2012 (SEC Accession No. 0001193125-12-006731).

The Fund’s response to your comment is reflected below. We have restated the substance of your comment for your ease of reference. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated. To the extent a comment is applicable to another part of the Registration Statement, we will make the corresponding change accordingly.

Joint Proxy Statement/Prospectus

Comment 1: Under the section entitled “Comparison of the Funds,” the Staff notes that HTR has a fundamental investment restriction not to invest 25% or more of the value of its total assets in securities of issuers engaged in any one industry. The Staff considers mortgage backed securities to be an industry and therefore should be included in the Fund’s concentration policy.

Response 1: HTR has revised the written description of its concentration policy as follows:

“HTR may not invest 25% or more of the value of its total assets in securities of issuers engaged in any one industry, other than issuers of ABS securities (including MBS).”

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Brion R. Thompson, Esq.

January 11, 2012

The Fund believes that this clarification is not a change to the Fund’s fundamental investment restriction regarding concentration, but is rather a clarification of the written expression of that policy. The Fund notes that its prospectus has always stated that the Fund’s principal investment strategy is to invest at least 60% of its assets in mortgage backed securities. The prospectus also contains ample risk disclosure associated with the Fund’s investments in mortgage backed securities. We further note that to the best of the Fund’s knowledge, the Fund has always invested more than 25% of its total assets in mortgage backed securities. The proposed change to the Fund’s written concentration policy will clarify that the limitation of Fund’s concentration policy was never intended to apply to mortgage backed securities.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for PAUL HASTINGS LLP